PROSPECTUS Dated May 18, 2000                     Pricing Supplement No. 48 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-34392
Dated May 18, 2000                                     Dated December 21, 2000
                                                                Rule 424(b)(3)

                                  $26,865,006
                       Morgan Stanley Dean Witter & Co.
                          MEDIUM-TERM NOTES, SERIES C
                            Senior Fixed Rate Notes

                                   ---------

                     8% Reset PERQS due February 28, 2003
          Mandatorily Exchangeable For American Depositary Receipts
                        Representing Ordinary Shares of
                               NOKIA CORPORATION

      Reset Performance Equity-linked Redemption Quarterly-pay Securities(SM)
                                 ("Reset PERQS(SM)")

The Reset PERQS will pay 8% interest per year but do not guarantee any return of principal at maturity. Instead the Reset PERQS will pay at maturity a number of American Depositary Receipts representing ordinary shares of Nokia Corporation, which we refer to as Nokia ADRs, based on the closing prices of Nokia ADRs on February 28, 2002 and at maturity, in each case subject to a cap price.

o The principal amount and issue price of each Reset PERQS is $7.9875, which is one-fifth of the closing price of Nokia ADRs on December 21, 2000, the day we offered the Reset PERQS for initial sale to the public.

o We will pay 8% interest (equivalent to $.639 per year) on the $7.9875 principal amount of each Reset PERQS. Interest will be paid quarterly, beginning February 28, 2001.

o At maturity you will receive a number of Nokia ADRs in exchange for each Reset PERQS at an exchange ratio. The initial exchange ratio is one-fifth of a Nokia ADR per Reset PERQS. However, if the price of Nokia ADRs appreciates above the first year cap price for February 28, 2002 or the second year cap price for February 26, 2003, the exchange ratio will be adjusted downward, and you will receive a number of Nokia ADRs per Reset PERQS that is less than one-fifth of a Nokia ADR.

o The first year cap price is $54.12, or 135.51% of the closing price of Nokia ADRs on December 21, 2000, the day we offered the Reset PERQS for initial sale to the public. If on February 28, 2002, the closing price of Nokia ADRs is higher than the closing price of Nokia ADRs on December 21, 2000, we will raise the cap price to 135.50% of the closing price of Nokia ADRs on February 28, 2002. Otherwise the cap price will remain unchanged in the second year. The maximum you can receive at maturity is Nokia ADRs worth $14.67 per Reset PERQS.

o Investing in Reset PERQS is not equivalent to investing in Nokia ADRs or ordinary shares of Nokia Corporation.

o Nokia Corporation is not involved in this offering of Reset PERQS in any way and will have no obligation of any kind with respect to the Reset PERQS.

o The Reset PERQS have been approved for listing on the American Stock Exchange LLC, subject to official notice of issuance. The AMEX listing symbol for the Reset PERQS is "RPN."

You should read the more detailed description of the Reset PERQS in this pricing supplement. In particular, you should review and understand the descriptions in"Summary of Pricing Supplement" and "Description of Reset PERQS."

The Reset PERQS are riskier than ordinary debt securities. See "Risk Factors" beginning on PS-6.
                          ---------------------------
                         PRICE $7.9875 PER RESET PERQS
                          ---------------------------

                          Price to            Agent's         Proceeds to
                          Public(1)         Commissions        Company(1)
                          --------        -----------        ----------
Per Reset PERQS...      $7.9875             $0.12            $7.8675
Total.............  $26,865,005.74      $403,605.72      $26,461,400.02

---------
(1)   Plus accrued interest, if any, from the Original Issue Date.


If you purchase at least 100,000 Reset PERQS in any single transaction and you comply with the holding period requirement described under "Supplemental Information Concerning Plan of Distribution" in this pricing supplement, the price will be $7.8676875 per Reset PERQS (98.50% of the Issue Price). In that case, the underwriting discounts and commissions will be $.0001875 per Reset PERQS.

                           MORGAN STANLEY DEAN WITTER

                     (This page intentionally left blank)

                         SUMMARY OF PRICING SUPPLEMENT

     The following summary describes the Reset PERQS we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in "Risk Factors."

     The Reset PERQS offered are medium-term debt securities of Morgan Stanley Dean Witter & Co. The return on the Reset PERQS is linked to the performance of the American Depositary Receipts representing ordinary shares of Nokia Corporation, which we refer to as Nokia ADRs. The Reset PERQS also provide fixed quarterly payments at an annual rate of 8% based on the principal amount of each Reset PERQS. Unlike ordinary debt securities, Reset PERQS do not guarantee the return of principal at maturity. Instead the Reset PERQS pay a number of Nokia ADRs at maturity based on the performance of the Nokia ADRs, either up or down, subject to a maximum value in each year. We may not redeem the Reset PERQS prior to maturity.

     "Performance Equity-linked Redemption Quarterly-pay Securities" and "PERQS" are our service marks.

Each Reset PERQS           We, Morgan Stanley Dean Witter & Co., are offering 8% Reset Performance Equity-
costs $7.9875              linked Redemption Quarterly-pay Securities[SM] due February 28, 2003, which we refer to as the Reset PERQS[SM], which are exchangeable for Nokia ADRs. Each American
                           Depositary Receipt evidences the American Depositary shares of Nokia Corporation, and represents one (1) ordinary share, nominal value 0.24, of Nokia Corporation. The principal amount and issue price of each Reset PERQS is $7.9875, which is one-fifth of the closing price of a Nokia ADR on December 21, 2000, the day we offered the
                           Reset PERQS for initial sale to the public.

No guaranteed              Unlike ordinary debt securities, the Reset PERQS do not guarantee any return of
return of principal        principal at maturity. Instead the Reset PERQS will pay an amount of Nokia ADRs based on the market price of Nokia ADRs, either up or down, on February 28, 2002 and at maturity, in each case subject to a cap price. Investing in Reset PERQS is not equivalent to investing in Nokia ADRs.

8% interest on the         We will pay interest on the Reset PERQS, at the rate of 8% of the principal amount per
principal amount           year, quarterly on each February 28, May 30, August 30 and November 30, beginning
                           February 28, 2001. The interest rate we pay on the Reset PERQS is more than the current dividend rate on Nokia ADRs. The Reset PERQS will mature on February 28,
                           2003.

Your appreciation          The appreciation potential of each Reset PERQS is limited in each year by the cap price.
potential is capped        The cap price through February 28, 2002 is $54.12, or 135.51% of the closing price of
                           Nokia ADRs on December 21, 2000, the day we offered the Reset PERQS for initial sale to the public ("First Year Cap Price"). The cap price thereafter until maturity
                           ("Second Year Cap Price") will be the higher of 135.50% of the closing price of Nokia
                           ADRs on February 28, 2002 and the First Year Cap Price. The maximum you can receive at maturity is Nokia ADRs worth $14.67 per Reset PERQS.

Payout at maturity         At maturity, for each $7.9875 principal amount of Reset PERQS you hold, we will give to you a number of Nokia ADRs equal to the exchange ratio. The initial exchange ratio is one-fifth of a Nokia ADR per Reset PERQS and may be adjusted as follows:

                                                        First Year Adjustment

                              The exchange ratio will be adjusted downward if the market price of Nokia ADRs exceeds the First Year Cap Price on February 28, 2002.

                              The adjusted exchange ratio will be calculated as follows:

                              New Exchange = Initial Exchange x            First Year Cap Price
                                 Ratio           Ratio          ---------------------------------------------
                                                                Nokia ADRs closing price on February 28, 2002


                                     PS-3


                             If the market price of Nokia ADRs on February 28, 2002 is the same as or less than the First Year Cap Price, we will not adjust the exchange ratio at that time.

                                                        Second Year Adjustment

                             The exchange ratio may be adjusted downward again at maturity, but only if the market price of Nokia ADRs at maturity exceeds the Second Year Cap Price. The final exchange ratio will then be calculated as follows:

                             Final Exchange = Existing Exchange x        Second Year Cap Price
                                 Ratio              Ratio         ------------------------------------
                                                                  Nokia ADRs closing price at maturity

                             If the market price of Nokia ADRs at maturity is the same as or less than the Second
                             Year Cap Price, we will not adjust the Exchange Ratio at maturity.

                           On the next page, we have provided a table titled "Hypothetical Payouts on the Reset
                           PERQS." The table demonstrates the effect of these adjustments to the exchange ratio under a variety of hypothetical price scenarios. You should examine the table for examples of how the payout on the Reset PERQS could be affected under these or other potential price scenarios. This table does not show every situation that may occur.

                           You can review the prices of Nokia ADRs for the last three years in the "Historical
                           Information" section of this pricing supplement.

                           During the life of the Reset PERQS, Morgan Stanley & Co. Incorporated or its
                           successors, which we refer to as MS & Co., acting as calculation agent, will also make adjustments to the effective exchange ratio to reflect the occurrence of certain corporate events that could affect the market price of Nokia ADRs. You should read about these adjustments in the sections called "Description of Reset PERQS--Exchange at
                           Maturity," "--Exchange Factor" and "--Antidilution Adjustments."

MS & Co. will be the       We have appointed our affiliate MS & Co. to act as calculation agent for The Chase
Calculation Agent          Manhattan Bank, the trustee for our senior notes. As calculation agent, MS & Co. will determine the exchange ratio and the cap prices and calculate the amount of Nokia
                           ADRs that you will receive at maturity.

No affiliation with        Nokia Corporation is not an affiliate of ours and is not involved with this offering in any
Nokia Corporation          way. The obligations represented by the Reset PERQS are obligations of Morgan
                           Stanley Dean Witter & Co. and not of Nokia Corporation.

Where you can find more    The Reset PERQS are senior notes issued as part of our Series C medium-term note
information on the Reset   program. You can find a general description of our Series C medium-term note program
PERQS                      in the accompanying prospectus supplement dated May 18, 2000. We describe the basic features of this type of note in the sections called "Description of Notes--Fixed
                           Rate Notes" and "--Exchangeable Notes."

                           For a detailed description of terms of the Reset PERQS, including the specific mechanics and timing of the exchange ratio adjustments, you should read the
                           "Description of Reset PERQS" section in this pricing supplement. You should also read about some of the risks involved in investing in Reset PERQS in the section called "Risk Factors."  The tax and accounting treatment of investments in equity-
                           linked notes such as the Reset PERQS may differ from that of investments in ordinary debt securities or ADRs. We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the Reset PERQS.

How to reach us            You may contact us at our principal executive offices at 1585 Broadway, New York,
                           New York 10036 (telephone number (212) 761-4000).

                    HYPOTHETICAL PAYOUTS ON THE RESET PERQS

     For each Reset PERQS, the following table illustrates, for a range of First Year Closing Prices and Maturity Prices, any adjustments we would make to the Exchange Ratio and the Second Year Cap Price and the resulting payout at maturity and total return on each Reset PERQS.

               Initial Price                   Initial                                    02/28/02
Illustration      of Reset     Initial Nokia   Exchange   First Year     First Year       Exchange
   Number          PERQS         ADR Price      Ratio     Cap Price    Closing Price(1)    Ratio
------------   -------------   -------------   --------   ----------   ---------------    --------
     1            $7.9875        $39.9375      0.20000     $54.12          $20.00         0.20000
     2            $7.9875        $39.9375      0.20000     $54.12          $20.00         0.20000
     3            $7.9875        $39.9375      0.20000     $54.12          $20.00         0.20000
     4            $7.9875        $39.9375      0.20000     $54.12          $45.00         0.20000
     5            $7.9875        $39.9375      0.20000     $54.12          $45.00         0.20000
     6            $7.9875        $39.9375      0.20000     $54.12          $45.00         0.20000
     7            $7.9875        $39.9375      0.20000     $54.12          $65.00         0.16652
     8            $7.9875        $39.9375      0.20000     $54.12          $65.00         0.16652
     9            $7.9875        $39.9375      0.20000     $54.12          $65.00         0.16652
     10           $7.9875        $39.9375      0.20000     $54.12          $54.12         0.20000
                                                              ^
                                                              |
                                                           135.51%
                                                         of Initial
                                                         Nokia ADR
                                                           Price


(table continued)

                                                                   Reset PERQS        Reset PERQS
                                                   Exchange    Payout at Maturity      Payout at
Illustration   Second Year                          Ratio      Based on Nokia ADRs   Maturity plus
   Number       Cap Price    Maturity Price(1)   at Maturity          Price            8% Coupon
------------   -----------   ----------------    -----------   -------------------   -------------
     1           $54.1200       $10.0000           0.20000             $2.00              $3.39
     2           $54.1200       $45.0000           0.20000             $9.00             $10.39
     3           $54.1200       $70.0000           0.15463            $10.82             $12.21
     4           $60.9750       $35.0000           0.20000             $7.00              $8.39
     5           $60.9750       $55.0000           0.20000            $11.00             $12.39
     6           $60.9750       $85.0000           0.14347            $12.19             $13.58
     7           $88.0750       $35.0000           0.16652             $5.83              $7.22
     8           $88.0750       $75.0000           0.16652            $12.49             $13.88
     9           $88.0750      $100.0000           0.14666            $14.67             $16.06
     10          $73.3326       $73.3326           0.20000            $14.67             $16.06
                    ^                                                    ^
                    |                                                    |
             Greater of (x)                                      Maturity Price times
            135.50% of First                                      Adjusted Exchange
              Year Closing                                             Ratio
          Price and (y) First
            Year Cap Price

     The above table illustrates an important feature of the Reset PERQS - the payout at maturity is not determined merely by the price of Nokia ADRs at maturity, but will depend on the timing and magnitude of changes in the Nokia ADR price. For example, in both the fourth and seventh illustrations shown above, the Maturity Price is $35.00, but in the seventh illustration the Payout at Maturity is $7.22 compared to $8.39 in the fourth illustration. The difference in the seventh illustration arises because the First Year Closing Price exceeded the First Year Cap Price, resulting in a downward adjustment in the Second Year Exchange Ratio. Similarly, in both the ninth and tenth illustrations, the Payout at Maturity is $16.06, but in the ninth illustration, the Maturity Price had to equal or exceed $100.00 to produce that payout, while in the tenth illustration, a Maturity Price of only $73.3326 was required.

---------
1. The First Year Closing Price and the Maturity Price do not include any dividend payments that may have been paid to holders of Nokia ADRs.

                                  RISK FACTORS

     The Reset PERQS are not secured debt and are riskier than ordinary debt securities. Because the return to investors is linked to the performance of Nokia ADRs, there is no guaranteed return of principal. Investing in Reset PERQS is not equivalent to investing directly in Nokia ADRs. This section describes the most significant risks relating to the Reset PERQS. You should carefully consider whether the Reset PERQS are suited to your particular circumstances before you decide to purchase them.

Reset PERQS Are Not                     The Reset PERQS combine features of equity and debt. The terms of the Reset
Ordinary Senior Notes --                PERQS differ from those of ordinary debt securities in that we will not pay you a
No Guaranteed Return of                 fixed amount at maturity. Our payout to you at maturity will be a number of
Principal                               Nokia ADRs based on the market price of Nokia ADRs on February 28, 2002 and at maturity. If the final market price of Nokia ADRs at maturity is either less than today's market price or not sufficiently above today's market price to compensate for a downward adjustment of the exchange ratio, if any, at
                                        February 28, 2002, we will pay you an amount of Nokia ADRs with a value less than the principal amount of the Reset PERQS. See "Hypothetical
                                        Payouts on the Reset PERQS" above.

Your Appreciation                       The appreciation potential of the Reset PERQS is limited because of the cap
Potential Is Limited                    prices. Even though the $7.9875 issue price of one Reset PERQS is equal to today's market price of a Nokia ADR multiplied by the initial exchange ratio, you may receive a lesser fractional amount of Nokia ADRs per Reset PERQS at maturity if the initial exchange ratio of one-fifth of a share has been adjusted downwards. If the price of Nokia ADRs appreciates above both the cap price for
                                        February 28, 2002 and the cap price for February 26, 2003, the initial exchange ratio of one-fifth of a Nokia ADR per Reset PERQS will be reduced twice.

                                        The exchange ratio and the final market price of Nokia ADRs at maturity will be determined on February 26, 2003,  which is two trading days prior to maturity of the Reset PERQS. If the price of Nokia ADRs is lower on the actual maturity date than it was on February 26, 2003, the value of any Nokia ADRs you receive will be less. Under no circumstances will you receive an amount of Nokia ADRs for each Reset PERQS worth more than $14.67 as of February 26, 2003.

Secondary Trading                       There may be little or no secondary market for the Reset PERQS. Although the
May Be Limited                          Reset PERQS have been approved for listing on the American Stock Exchange
                                        LLC, which we refer to as the AMEX, it is not possible to predict whether the
                                        Reset PERQS will trade in the secondary market. Even if there is a secondary market, it may not provide significant liquidity. MS & Co. currently intends to act as a market maker for Reset PERQS but is not required to do so.

Market Price of the Reset               Several factors, many of which are beyond our control, will influence the value
PERQS Influenced by Many                of the Reset PERQS. We expect that generally the market price of Nokia
Unpredictable Factors                   ADRs and Nokia ordinary shares on any day will affect the value of the
                                        Reset PERQS more than any other factors. However, because adjustments to the exchange ratio for the Reset PERQS are tied to the closing prices of Nokia
                                        ADRs on two specific days, the Reset PERQS may trade differently from Nokia
                                        ADRs and from Nokia ordinary shares. Other factors that may influence the value of the Reset PERQS include:

                                        o  the volatility (frequency and magnitude of changes in price) of Nokia ADRs and Nokia ordinary shares

                                        o  the dividend rate on Nokia ADRs and Nokia ordinary shares


                                     PS-6


                                        o  economic, financial, political, regulatory or judicial events that affect stock markets generally and which may affect the market price of Nokia ADRs

                                        o  interest and yield rates in the market

                                        o  the time remaining to the maturity of the Reset PERQS

                                        o  our creditworthiness

                                        Some or all of these factors will influence the price you will receive if you sell your Reset PERQS prior to maturity. For example, you may have to sell your
                                        Reset PERQS at a substantial discount from the principal amount if the market price of Nokia ADRs is at, below, or not sufficiently above the initial market price.

                                        You cannot predict the future performance of Nokia ADRs or Nokia ordinary shares based on their historical performance. The price of Nokia ADRs may decrease so that you will receive at maturity shares of Nokia ADRs worth less than the principal amount of the Reset PERQS. We cannot guarantee that the price of Nokia ADRs will increase so that you will receive at maturity an amount in excess of the principal amount of the Reset PERQS.

These Reset PERQS are also              Nokia ADRs, which are quoted and traded in U.S. dollars, may trade differently
subject to currency exchange            from Nokia ordinary shares, which are quoted and traded in euros. Fluctuations
rate risk                               in the exchange rate between the euro and the U.S. dollar may affect the U.S.
                                        dollar equivalent of the euro price of Nokia ordinary shares on the Helsinki Stock
                                        Exchange and the other European stock exchanges where Nokia ordinary shares trade and, as a result, may affect the market price of the Nokia ADRs, which may consequently affect the market value of the Reset PERQS. See "Description of
                                        Notes--Currency Exchange Rate Information" below.

                                        The euro has been subject to declines and fluctuations against the U.S. dollar since it first became the single currency of participating member states of the
                                        European Union on January 1, 1999 at the commencement of the third stage of
                                        European Economic and Monetary Union, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rate of the euro and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the Reset PERQS.

                                        The exchange rate between the euro and U.S. dollars is the result of the supply of, and the demand for, those currencies. Changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Europe as a whole and the United States of
                                        America, including economic and political developments in other countries.

No Affiliation with                     We are not affiliated with Nokia Corporation or the depositary for the Nokia
Nokia Corporation                       ADRs. Although we do not have any non-public information about Nokia
                                        Corporation as of the date of this pricing supplement, we or our subsidiaries may presently or from time to time engage in business with Nokia Corporation, including extending loans to, or making equity investments in, Nokia
                                        Corporation  or providing advisory services to Nokia Corporation, including merger and acquisition advisory services. Moreover, we have no ability to


                                     PS-7


                                        control or predict the actions of Nokia Corporation, including any corporate actions of the type that would require the calculation agent to adjust the payout to you at maturity. Nokia Corporation is not involved in the offering of the Reset
                                        PERQS in any way and has no obligation to consider your interest as an owner of
                                        Reset PERQS in taking any corporate actions that might affect the value of your
                                        Reset PERQS. None of the money you pay for the Reset PERQS will go to
                                        Nokia Corporation.

You Have No                             As an owner of Reset PERQS, you will not have voting rights or rights to receive
Shareholder Rights                      dividends or other distributions or any other rights with respect to Nokia ADRs prior to the time you receive Nokia ADRs at the maturity of the Reset PERQS.
                                        Holders of the Nokia ADRs participate in the dividends, distributions and other rights with respect to the Nokia ordinary shares only to the extent provided in the depositary arrangements between Nokia and the depositary for the Nokia ADRs.

The Antidilution                        MS & Co., as calculation agent, will adjust the amount payable at maturity for
Adjustments We Are                      certain events affecting Nokia ADRs or Nokia ordinary shares, such as stock
Required to Make Do Not                 splits and stock dividends, and certain other corporate actions involving Nokia
Cover Every Corporate                   Corporation, such as mergers. However, the calculation agent is not required to
Event that Can Affect Nokia             make an adjustment for every corporate event that can affect Nokia ADRs or
ADRs                                    Nokia ordinary shares. For example, the calculation agent is not required to make any adjustments if Nokia Corporation or anyone else makes a partial tender or partial exchange offer for Nokia ADRs or Nokia ordinary shares. If an event occurs that does not require the calculation agent to adjust the amount of Nokia
                                        ADRs payable at maturity, the market price of the Reset PERQS may be materially and adversely affected.

Potential Conflicts of Interest         As calculation agent, our affiliate MS & Co. will calculate the payout to you at
Between You and the                     maturity of the Reset PERQS. MS & Co. and other affiliates may also carry out
Calculation Agent                       hedging activities related to the Reset PERQS or to other instruments, including trading in Nokia ADRs or Nokia ordinary shares as well as in other instruments related to Nokia ADRs or Nokia ordinary shares. MS & Co. and some of our subsidiaries also trade Nokia ADRs or Nokia ordinary shares and other financial instruments related to Nokia ADRs or Nokia ordinary shares on a regular basis as part of their general broker-dealer businesses. Any of these activities could influence MS & Co.'s determination of adjustments made to the Reset PERQS and any such trading activity could potentially affect the price of Nokia ADRs or
                                        Nokia ordinary shares and, accordingly, could affect your payout on the Reset
                                        PERQS.


                                     PS-8


Because the Characterization            You should also consider the tax consequences of investing in the Reset PERQS.
of the Reset PERQS for                  There is no direct legal authority as to the proper tax treatment of the Reset
Federal Income Tax Purposes             PERQS, and therefore significant aspects of the tax treatment of the Reset
Is Uncertain, the Material              PERQS are uncertain. Pursuant to the terms of the Reset PERQS, MSDW and
Federal Income Tax                      you agree to treat a Reset PERQS as an investment unit consisting of (i) a
Consequences of an                      forward contract pursuant to which you agree to purchase Nokia ADRs from us
Investment in the Reset                 at maturity and (ii) a deposit with us of a fixed amount of cash to secure your
PERQS Are Uncertain                     obligation under the forward contract, as described in "Description of Reset
                                        PERQS--United States Federal Income Taxation--General."  If the Internal
                                        Revenue Service were successful in asserting an alternative characterization for the Reset PERQS, the timing and character of income on the Reset PERQS, and your basis for Nokia ADRs received in exchange for the Reset PERQS, may differ. We do not plan to request a ruling from the Internal Revenue Service (the
                                        "IRS") regarding the tax treatment of the Reset PERQS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.
                                        Please read carefully the section "Description of Reset PERQS--United States
                                        Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF RESET PERQS

               Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term "Reset PERQS" refers to each $7.9875 principal amount of our 8% Reset PERQS due February 28, 2003, Mandatorily Exchangeable for ADRs of Nokia Corporation In this pricing supplement, the terms "MSDW," "we," "us" and "our" refer to Morgan Stanley Dean Witter & Co.

Principal Amount..............   $26,865,005.74

Maturity Date.................   February 28, 2003

Interest Rate.................   8% per annum (equivalent to $0.639 per annum
                                 per Reset PERQS)

Interest Payment Dates........   Each February 28, May 30, August 30 and
                                 November 30, beginning February 28, 2001.

Record Date...................   The Record Date for each Interest Payment
                                 Date, including the Maturity Date, will be the date 15 calendar days prior to such Interest Payment Date, whether or not that date is a Business Day.

Specified Currency............   U.S. Dollars

Issue Price...................   $7.9875 per Reset PERQS

Initial Nokia ADR Price.......   $39.9375

Original Issue Date
(Settlement Date).............   December 27, 2000

CUSIP.........................   61744Y678

Denominations.................   $7.9875 and integral multiples thereof

First Year Cap Price..........   $54.12 (135.51% of the Initial Nokia ADR Price)

First Year Determination Date.   February 28, 2002 (or if such date is not an
                                 Exchange Trading Day on which no Market
                                 Disruption Event occurs, the immediately succeeding Exchange Trading Day on which no Market Disruption Event occurs).

First Year Closing Price......   First Year Closing Price means the product of
                                 (i) the Market Price of one Nokia ADR and
                                 (ii) the Exchange Factor, each determined as of the First Year Determination Date.

Second Year Cap Price.........   Second Year Cap Price means the greater of
                                 (x) 135.50% of the First Year Closing Price and (y) the First Year Cap Price. See
                                 "Exchange at Maturity" below.

Maturity Price................   Maturity Price means the product of (i) the
                                 Market Price of one Nokia ADR and (ii) the
                                 Exchange Factor, each determined as of the second scheduled Exchange Trading Day immediately prior to maturity.

Exchange at Maturity..........   At maturity, upon delivery of each Reset
                                 PERQS to the Trustee, we will apply each $7.9875 principal amount of such Reset PERQS as payment for a number of Nokia ADRs at the Exchange Ratio. The Exchange Ratio, initially set at 0.20, is subject to adjustment on the First Year Determination
                                 Date and at maturity in order to cap the value of Nokia ADRs to be received upon delivery of the Reset PERQS at $14.67 per Reset PERQS (183.66% of the Issue Price).
                                 Solely for purposes of adjustment upon the occurrence of certain corporate events, the number of Nokia ADRs to be delivered at maturity will also be adjusted by an Exchange
                                 Factor, initially set at 1.0. See "Exchange
                                 Factor" and "Antidilution Adjustments" below.

                                 If the First Year Closing Price is less than or equal to the First Year Cap Price, no adjustment to the Exchange Ratio will be made at such time. If the First Year Closing
                                 Price exceeds the First Year Cap Price, the
                                 Exchange Ratio will be adjusted so that the new Exchange Ratio will equal the product of
                                 (i) the existing Exchange Ratio and (ii) a fraction the numerator of which will be the First Year Cap Price and the denominator of which will be the First Year Closing Price.
                                 In addition, on the First Year Determination
                                 Date, the Calculation Agent will establish the "Second Year Cap Price," which will be equal to the greater of (x) 135.50% of the First Year Closing Price and (y) the First
                                 Year Cap Price. Notice of the Second Year
                                 Cap Price and of any such adjustment to the Exchange Ratio shall promptly be sent by first-class mail to The Depository Trust Company, New York, New York (the "Depositary"). If the Maturity Price is less than or equal to the Second Year Cap Price, no further adjustment to the Exchange Ratio will be made. If the Maturity Price exceeds the Second Year Cap Price, the then existing Exchange Ratio will be adjusted so that the final Exchange Ratio will equal the product of (i) the existing Exchange Ratio and (ii) a fraction the numerator of which will be the Second Year Cap Price and the denominator of which will be the Maturity Price. Please review each example in the table called "Hypothetical Payouts on the Reset PERQS" on PS-5.

                                 All calculations with respect to the Exchange Ratios for the Reset PERQS will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upwards (e.g., .876545 would be rounded to .87655); all calculations with respect to the Second Year Cap Price will be rounded to the nearest ten-thousandth, with five one-hundred-thousandths rounded upwards (e.g., $12.34565 would be rounded to $12.3457); and all dollar amounts related to payouts at maturity resulting from such calculations will be rounded to the nearest cent with one-half cent being rounded upwards.

                                 We shall, or shall cause the Calculation
                                 Agent to, (i) provide written notice to the Trustee and to the Depositary, on or prior to 10:30 a.m. on the Exchange Trading Day immediately prior to maturity of the Reset PERQS, of the amount of Nokia ADRs to be delivered with respect to each $7.9875 principal amount of the Reset PERQS and (ii) deliver such Nokia ADRs (and cash in respect of interest and any fractional Nokia ADRs) to the Trustee for delivery to the holders. The Calculation Agent shall determine the Exchange Ratio applicable at the maturity of the Reset PERQS and calculate the Exchange Factor.

No Fractional ADRs............   Upon delivery of the Reset PERQS to the
                                 Trustee at maturity (including as a result of acceleration under the terms of the senior indenture), we will deliver the aggregate number of Nokia ADRs due with respect to all of such Reset PERQS, as described above, but we will pay cash in lieu of delivering any fractional Nokia ADR in an amount equal to the corresponding fractional
                                 Market Price of such fraction of a Nokia ADR as determined by the Calculation Agent as of the second scheduled Exchange Trading Day prior to maturity of the Reset PERQS.

Exchange Factor...............   The Exchange Factor will be set initially at
                                 1.0, but will be subject to adjustment upon the occurrence of certain corporate events affecting Nokia ADRs through and including the second scheduled Exchange Trading Day immediately prior to maturity. See
                                 "Antidilution Adjustments" below.

Market Price..................   If Nokia ADRs (or any other security for
                                 which a Market Price must be determined) are listed on a national securities exchange, are securities of the Nasdaq National Market or are included in the OTC Bulletin Board
                                 Service ("OTC Bulletin Board") operated by the
                                 National Association of Securities Dealers,
                                 Inc. (the "NASD"), the Market Price for one
                                 Nokia ADR (or one unit of any such other security) on any Exchange Trading Day means
                                 (i) the last reported sale price, regular way, of the principal trading session on such day on the principal United States securities exchange registered under the Securities
                                 Exchange Act of 1934, as amended (the
                                 "Exchange Act"), on which Nokia ADRs (or any such other security) are listed or admitted to trading or (ii) if not listed or admitted to trading on any such securities exchange or if such last reported sale price is not obtainable (even if Nokia ADRs (or any such other security) are listed or admitted to trading on such securities exchange), the last reported sale price of the principal trading session on the over-the-counter market as reported on the Nasdaq National
                                 Market or OTC Bulletin Board on such day. If the last reported sale price of the principal trading session is not available pursuant to clause (i) or (ii) of the preceding sentence because of a Market Disruption Event or otherwise, the Market Price for any Exchange
                                 Trading Day shall be the mean, as determined by the Calculation Agent, of the bid prices for Nokia ADRs (or any such other security) obtained from as many dealers in such securities (which may include MS & Co. or any of our other subsidiaries or affiliates), but not exceeding three, as will make such bid prices available to the Calculation Agent. A
                                 "security of the Nasdaq National Market" shall include a security included in any successor to such system and the term "OTC
                                 Bulletin Board Service" shall include any successor service thereto.

NYSE Trading Day..............   A day, as determined by the Calculation
                                 Agent, on which trading is generally
                                 conducted on the New York Stock Exchange, Inc.
                                 ("NYSE"), the AMEX, the Nasdaq National
                                 Market, the Chicago Mercantile Exchange and the Chicago Board of Options Exchange and in the over-the-counter market for equity securities in the United States.

Exchange Trading Day..........   Any NYSE Trading Day on which trading in
                                 equity securities is also generally conducted on the primary exchange for Nokia ordinary shares (currently the Helsinki Stock
                                 Exchange), as determined by the Calculation
                                 Agent.

Acceleration Event............   If on any date (i) the product of the Market
                                 Price per Nokia ADR and the Exchange Factor is less than $4.00, or (ii) the Nokia ADRs are not listed on a United States national securities exchange without having been substituted by Nokia ordinary shares listed on a United States national securities exchange, the maturity date of the Reset PERQS will be deemed to be accelerated to such date, and we will apply the $7.9875 principal amount of each Reset PERQS as payment for a number of Nokia ADRs at the then current Exchange Ratio, as adjusted by the then current Exchange
                                 Factor. See also "Antidilution Adjustments" below.

Optional Redemption...........   We will not redeem the Reset PERQS prior to the
                                 Maturity Date.

Book Entry Note or
Certificated Note.............   Book Entry

Senior Note or Subordinated
Note..........................   Senior

Trustee.......................   The Chase Manhattan Bank

Agent for the underwritten
offering of Reset PERQS.......   MS & Co.

Calculation Agent.............   MS & Co.

                                 All determinations made by the Calculation
                                 Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us.

                                 Because the Calculation Agent is our
                                 affiliate, potential conflicts of interest may exist between the Calculation Agent and you as an owner of the Reset PERQS, including with respect to certain determinations and judgments that the Calculation Agent must make in making adjustments to the Exchange Factor or other antidilution adjustments or determining the Market Price of Nokia ADRs, the market price of Nokia ordinary shares or whether a Market Disruption Event has occurred. See "Antidilution Adjustments" and "Market Disruption Event" below. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Antidilution Adjustments......   The Exchange Factor will be adjusted as
                                 follows:

                                      1. If Nokia ordinary shares are subject to
                                 a stock split or reverse stock split, then once such split has become effective, the Exchange Factor will be proportionately adjusted; provided, however that if (and to the extent that) Nokia or the depositary for the Nokia ADRs has adjusted the number of Nokia ordinary shares represented by each Nokia ADR so that the price of such Nokia ADR would not be affected by such stock split or reverse stock split, no adjustment of the Exchange Factor shall be made.

                                      2. If Nokia ordinary shares are subject
                                 (i) to a stock dividend (issuance of
                                 additional Nokia ordinary shares) that is given ratably to all holders of Nokia ordinary shares or (ii) to a distribution of Nokia ordinary shares as a result of the triggering of any provision of the corporate charter of Nokia, then if and when the dividend has become effective with regard to Nokia ADRs and Nokia ADRs are trading ex-dividend, the Exchange Factor will be proportionately adjusted;

                                 provided, however that if (and to the extent that) Nokia or the depositary for the Nokia ADRs has adjusted the number of Nokia ordinary shares represented by each Nokia ADR so that the price of such Nokia ADR would not be affected by such stock dividend or stock distribution, no adjustment of the Exchange Ratio shall be made.

                                      3. There will be no adjustments to the
                                 Exchange Factor to reflect cash dividends or other distributions paid with respect to Nokia ordinary shares other than distributions described in clauses (i) and (v) of paragraph 5 below unless such cash dividends or other distributions, when and as passed through to holders of Nokia ADRs, constitute Extraordinary ADR Dividends as described below. A cash dividend or other distribution paid with respect to Nokia ADRs will be deemed to be an "Extraordinary ADR Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary
                                 Dividend for Nokia ADRs by an amount equal to at least 10% of the Market Price for Nokia ADRs (as adjusted for any subsequent corporate event requiring an adjustment hereunder, such as a stock split or reverse stock split) on the NYSE Trading Day preceding the ex-dividend date with respect to such ADRs for the payment of such Extraordinary ADR Dividend (the "ex-dividend date"). If an Extraordinary ADR Dividend occurs with respect to Nokia ADRs, the Exchange Factor will be adjusted on the ex-dividend date with respect to such Extraordinary ADR Dividend so that the new Exchange Factor will equal the product of (i) the then current Exchange Factor and (ii) a fraction, the numerator of which is the Market Price for Nokia ADRs on the NYSE Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price for Nokia ADRs on the NYSE Trading Day preceding the ex-dividend date exceeds the Extraordinary ADR Dividend Amount. The "Extraordinary ADR Dividend Amount" with respect to an Extraordinary ADR Dividend will equal (i) in the case of cash dividends or other distributions that constitute regular dividends, the amount per Nokia ADR of such Extraordinary ADR Dividend minus the amount per Nokia ADR of the immediately preceding non-Extraordinary ADR Dividend or (ii) in the case of cash dividends or other distributions that do not constitute regular dividends, the amount per Nokia ADR of such Extraordinary ADR Dividend. To the extent an Extraordinary ADR Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on Nokia ADRs described in clause (i) or clause (v) of paragraph 5 below that also constitutes an Extraordinary ADR Dividend shall cause an adjustment to the Exchange Factor pursuant only to clause (i) or clause (v) of paragraph 5, as applicable.

                                      4. If (i) Nokia issues rights or warrants
                                 to all holders of Nokia ordinary shares to subscribe for or purchase Nokia ordinary shares at an exercise price per share less than the market price of Nokia ordinary shares on both (a) the date the exercise price of such rights or warrants is determined and (b) the expiration date of such rights or warrants and (ii) if the expiration date of such rights or warrants precedes the maturity of the Reset PERQS, then to the extent that such rights or warrants are passed through to the holders of Nokia

                                 ADRs or the holders of Nokia ADRs receive cash or other property as a consequence of the issuance of such rights or warrants, the Calculation Agent will make a proportional adjustment to the Exchange Factor; provided, however, that if (and to the extent that) Nokia or the depositary for the Nokia ADRs has adjusted the number of Nokia ordinary shares represented by each Nokia ADR so that the price of such Nokia ADR would not be affected by the issuance of such rights or warrants, no adjustment of the Exchange Factor shall be made.

                                      5. If (i) there occurs any
                                 reclassification or change of Nokia ordinary shares, including, without limitation, as a result of the issuance of any tracking stock by Nokia, (ii) Nokia or any surviving entity or subsequent surviving entity of Nokia (a "Nokia Successor") has been subject to a merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of Nokia or any Nokia Successor with another corporation occurs (other than pursuant to clause (ii) above),
                                 (iv) Nokia is liquidated, (v) Nokia issues to all of its shareholders equity securities of an issuer other than Nokia (other than in a transaction described in clauses (ii), (iii) or (iv) above) (a "Spin-off Event") or (vi) a tender or exchange offer or going-private transaction is consummated for all the outstanding Nokia ordinary shares (any such event in clauses (i) through (vi) a "Reorganization Event"), the method of determining the amount payable upon exchange at maturity for each Reset PERQS will be adjusted to provide that each holder of Reset PERQS will receive at maturity, in respect of each $7.9875 principal amount of each Reset PERQS, securities, cash or any other assets distributed to holders of Nokia ADRs in or as a result of any such Reorganization Event, including (i) in the case of the issuance of tracking stock or a Spin-off Event, the Nokia ADRs with respect to which the tracking stock or spun-off security was issued and (ii) in the case of any other Reorganization Event where the Nokia ADRs continue to be held by the holders receiving such distribution, the Nokia ADRs (collectively, the "Exchange Property") in an amount with a value equal to the product of the final Exchange Ratio and the Transaction Value; provided, however, that if Nokia or the depository for the Nokia ADRs has adjusted the Nokia ADRs so that they represent all of the Exchange Property, no adjustment to the method of calculating the Exchange Ratio or of determining the Maturity Price will be made. In addition, following a Reorganization Event, the method of determining the Maturity Price will be adjusted so that the Maturity Price will mean the Transaction Value as of the second scheduled Exchange Trading Day immediately prior to maturity, and if the Reorganization Event occurs prior to the First Year Determination Date, the First Year Closing Price will mean the Transaction Value determined as of the First Year Determination Date. Notwithstanding the above, if the Exchange Property received in any such Reorganization Event by a holder of Nokia ADRs, consists only of cash, the maturity date of the Reset PERQS will be deemed to be accelerated to the date on which such cash is distributed to holders of Nokia ADRs and holders will receive in lieu of any Nokia ADRs and as liquidated damages in full satisfaction of MSDW's obligations under the Reset PERQS the product of (i) the Transaction Value as of such date and (ii) the then current Exchange Ratio adjusted as if such date were the next to occur of either the First Year Determination

                                 Date or the second scheduled Exchange Trading Day prior to maturity. If Exchange Property consists of more than one type of property, holders of Reset PERQS will receive at maturity a pro rata share of each such type of Exchange Property. If Exchange Property includes a cash component, holders will not receive any interest accrued on such cash component. "Transaction Value" at any date means (i) for any cash received by a holder of Nokia ADRs in any such Reorganization Event, the amount of cash received per Nokia ADR, as adjusted by the Exchange Factor at the time of such Reorganization Event, (ii) for any property other than cash or securities received by a holder of Nokia ADRs in any such Reorganization Event, the market value, as determined by the Calculation Agent, as of the date of receipt, of such Exchange Property received for each Nokia ADR, as adjusted by the Exchange Factor at the time of such Reorganization Event and (iii) for any security received in any such Reorganization Event, an amount equal to the Market Price of such security, as of the date on which the Transaction Value is determined, per share of such security multiplied by the quantity of such security received for each Nokia ADR, as adjusted by the Exchange Factor at the time of such Reorganization Event. In the event Exchange Property consists of securities, those securities will, in turn, be subject to the antidilution adjustments set forth in paragraphs 1 through 5.

                                 For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer or going-private transaction involving Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

                                 In the event that Nokia or the depositary for the Nokia ADRs elect, in the absence of any of the events described above, to change the number of ordinary shares that are represented by each Nokia ADR, the Exchange Factor on any NYSE Trading Day after the change becomes effective will be proportionately adjusted.

                                 No adjustments to the Exchange Factor will be required unless such adjustment would require a change of at least 0.1% in the Exchange Factor then in effect. The Exchange Factor resulting from any of the adjustments specified above will be rounded to the nearest one hundred-thousandth with five one-millionths being rounded upward.

                                 The Calculation Agent is not required to make any adjustments to the Exchange Factor or method of calculating the Exchange Ratio other than those specified above. The adjustments specified above do not cover all events that could affect the Market Price of Nokia ADRs. However, we may, at our sole discretion, cause the Calculation Agent to make additional changes to the Exchange Factor or the method of calculating the Exchange Ratio upon the occurrence of corporate or other similar events that could potentially affect market prices of, or shareholders' rights in, the Nokia ADRs (or other Exchange Property) but only to reflect such changes, and not with the aim of changing relative investment risk.

                                 Notwithstanding the foregoing, the amount payable by us at maturity with respect to each Reset PERQS, determined as of the second scheduled Exchange Trading Day prior to maturity, will not under any circumstances exceed an amount of Nokia ADRs having a market value of $14.67 as of such second scheduled Exchange Trading Day.

                                 The Calculation Agent shall be solely
                                 responsible for the determination and
                                 calculation of any adjustments to the Exchange Factor or method of calculating the Exchange Ratio and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraph 5 above, and its determinations and calculations with respect thereto shall be conclusive in the absence of manifest error.

                                 The Calculation Agent will provide
                                 information as to any adjustments to the Exchange Factor or to the method of calculating the amount payable upon exchange at maturity of the Reset PERQS in accordance with paragraph 5 above upon written request by any holder of the Reset PERQS.

Market Disruption Event.......   "Market Disruption Event" means, with respect
                                 to Nokia ADRs (or, if applicable, the Nokia ordinary shares):

                                    (i) a suspension, absence or material
                                    limitation of trading of Nokia ADRs or
                                    Nokia ordinary shares on the primary
                                    market for Nokia ADRs or Nokia ordinary
                                    shares for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market; or a breakdown or failure in the price and trade reporting systems of the primary market for Nokia ADRs or Nokia ordinary shares as a result of which the reported trading prices for Nokia ADRs or Nokia ordinary shares during the last one-half hour preceding the closing of the principal trading session in such market are materially inaccurate; or the suspension, absence or material limitation on the primary market for trading in options contracts related to Nokia ADRs or Nokia ordinary shares, if available, during the one-half hour period preceding the close of the principal trading session in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                    (ii) a determination by the Calculation
                                    Agent in its sole discretion that any
                                    event described in clause (i) above
                                    materially interfered with the ability of MSDW or any of its affiliates to unwind or adjust all or a material portion of the hedge with respect to the Reset PERQS.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred: (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, (2) a decision to permanently discontinue trading in the relevant option contract will not constitute a Market Disruption Event, (3) limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other United States self-regulatory organization, the Securities and Exchange Commission, the Helsinki Stock Exchange or other relevant authority that is of similar scope to Rule 80A as determined by the Calculation Agent) on trading during significant market fluctuations shall constitute a suspension, absence or material limitation of trading,
                                 (4) a suspension of trading in an options contract on Nokia ADRs or Nokia ordinary shares by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market,
                                 (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in options contracts related to Nokia ADRs or Nokia ordinary shares and (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to Nokia ADRs or Nokia ordinary shares are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Alternate Exchange
Calculation in case of an
Event of Default..............   In case an event of default with respect to
                                 the Reset PERQS shall have occurred and be continuing, the amount declared due and payable per Reset PERQS upon any acceleration of the Reset PERQS shall be determined by the Calculation Agent and shall be equal to the product of (i) the Market Price of Nokia ADRs as of the date of such acceleration, (ii) the then current Exchange Factor and (iii) the then current Exchange Ratio, adjusted as if such date were the second scheduled Exchange
                                 Trading Day prior to maturity and, if such date occurs prior to the First Year
                                 Determination Date, the First Year
                                 Determination Date.

Nokia ADRs; Public
Information...................   Nokia Corporation is a mobile phone
                                 manufacturer and a leading supplier of
                                 digital mobile and fixed networks which also supplies multimedia equipment, satellite and cable receivers, computer monitors as well as other telecommunications related products.
                                 Nokia ADRs are registered under the Exchange
                                 Act. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the "Commission").
                                 Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street,
                                 N.W., Washington, D.C. 20549 or at its
                                 Regional Offices located at Suite 1400,
                                 Citicorp Center, 500 West Madison Street,
                                 Chicago, Illinois 60661 and at Seven World
                                 Trade Center, 13th Floor, New York, New York
                                 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W.,
                                 Washington, D.C. 20549, at prescribed rates.
                                 In addition, information provided to or filed with the Commission electronically can be accessed through a website maintained by the Commission. The address of the Commission's website is http://www.sec.gov.

                                 Information provided to or filed with the Commission by Nokia pursuant to the Exchange Act can be located by reference to Commission file number 1-13202. In addition, information regarding Nokia may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

                                 This pricing supplement relates only to the Reset PERQS offered hereby and does not relate to Nokia ADRs, Nokia ordinary shares or other securities of Nokia. We have derived all disclosures contained in this pricing supplement regarding Nokia from the publicly available documents described in the preceding paragraph. Neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Nokia in connection with the offering of the Reset PERQS.
                                 Neither we nor the Agent makes any
                                 representation that such publicly available documents are or any other publicly available information regarding Nokia is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of Nokia ADRs (and therefore the Initial Nokia ADR Price, the First Year Cap Price, the Second Year Cap Price and the maximum appreciation amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Nokia could affect the value received at maturity with respect to the Reset PERQS and therefore the trading prices of the Reset PERQS.

                                 Neither we nor any of our affiliates makes any representation to you as to the performance of Nokia ADRs or Nokia ordinary shares.

                                 We or our subsidiaries may presently or from time to time engage in business with Nokia, including extending loans to, or making equity investments in, Nokia or providing advisory services to Nokia, including merger and acquisition advisory services. In the course of such business, we or our subsidiaries may acquire non-public information with respect to Nokia and, in addition, one or more of our affiliates may publish research reports with respect to Nokia. The statement in the preceding sentence is not intended to affect the rights of holders of the Reset PERQS under the securities laws. As a prospective purchaser of a Reset PERQS, you should undertake an independent investigation of Nokia as in your judgment is appropriate to make an informed decision with respect to an investment in Nokia ADRs.

Historical Information........   The following table sets forth the published
                                 high and low Market Prices during 1997, 1998, 1999 and 2000 through December 21, 2000. The
                                 Market Price of Nokia ADRs on December 21,
                                 2000 was $39.9375. We obtained the market prices listed below from Bloomberg Financial
                                 Markets and we believe such information to be accurate. You should not take the historical prices of Nokia ADRs as an indication of future performance. The price of Nokia ADRs may decrease so that you will receive at maturity shares of Nokia ADRs worth less than the principal amount of the Reset PERQS. We cannot give you any assurance that the price of Nokia
                                 ADRs will increase so that at maturity you will receive an amount in excess of the principal amount of the Reset PERQS. Because your return is linked to the Market Price of Nokia ADRs on February 28, 2002 and February
                                 26, 2003, there is no guaranteed return of principal. To the extent that the Maturity
                                 Price of Nokia ADRs is less than the Initial
                                 Nokia ADR Price or not sufficiently above the Initial Nokia ADR Price to compensate for a downward adjustment of the Exchange Ratio, if any, at February 28, 2002 and the shortfall is not offset by the coupon paid on the Reset
                                 PERQS, you will lose money on your investment.

                                                        High         Low     Dividend
                                                        ----         ---     --------
                                 (CUSIP 654902204)
                                 1997
                                 First Quarter.....  $ 4 25/128   $ 3 17/32  $   --
                                 Second Quarter....    4 181/256    3 31/64   .042913
                                 Third Quarter.....    5 221/256    4 35/64      --
                                 Fourth Quarter....    6 23/64      4 1/32       --
                                 1998
                                 First Quarter.....    6 3/4        4 33/128     --
                                 Second Quarter....    9 41/128     6 29/32   .0832
                                 Third Quarter.....   11 1/2        8 45/128     --
                                 Fourth Quarter....   15 77/128     7 27/32      --
                                 1999
                                 First Quarter.....   19 35/64     15 15/16      --
                                 Second Quarter....   22 57/64     17 7/16    .129295
                                 Third Quarter.....   24 17/32     19 11/16      --
                                 Fourth Quarter....   47 49/64     22 5/16       --
                                 2000
                                 First Quarter.....   57 1/2       38 1/4        --
                                 Second Quarter....   61 7/8       45.0       .19164
                                 Third Quarter.....   56 3/8       38 1/8        --
                                 Fourth Quarter
                                 (through December
                                 21, 2000)........    51 3/8       29 7/16

                                 Historical prices have been adjusted for two
                                 2-for-1 stock splits, which became effective in the second quarter of 1998 and the second quarter of 1999, respectively, and one 4-for-1 stock split, which became effective in the second quarter of 2000.

                                 We make no representation as to the amount of dividends, if any, payable with respect to the Nokia ADRs in the future. In any event, as a holder of the Reset PERQS, you will not be entitled to receive dividends, if any, that may be payable on Nokia ADRs.

Currency Exchange Rate
Information...................   The following table sets forth the high, low
                                 and period-ending exchange rate between the euro and the U.S. dollar for the periods indicated since January 1, 1999, the date on which the euro became the single currency of participating member states of the European
                                 Union at the commencement of the third stage of the European Economic and Monetary Union.
                                 We obtained the exchange rates listed below from Bloomberg Financial Markets and we believe such information to be accurate.

                                                     High    Low    Period End
                                                     ----    ---    ----------
                                 1999
                                 First Quarter.....  euro    euro      euro
                                                    1.1837  1.0732    1.0762
                                 Second Quarter.... 1.0830  1.0308    1.0351
                                 Third Quarter..... 1.0776  1.0136    1.0684
                                 Fourth Quarter.... 1.0894  1.0013    1.0062

                                 2000
                                 First Quarter..... 1.0336   .9514     .9553
                                 Second Quarter....  .9650   .8895     .9525
                                 Third Quarter.....  .9553   .8493     .8827
                                 Fourth Quarter....
                                 (through December
                                  21, 2000)........  .9166   .8272     .9166

                                 The information presented in this pricing supplement relating to the exchange rate of the U.S. dollar as compared to the euro is furnished as a matter of information only. The euro has been subject to declines and fluctuations in the past and may be subject to significant fluctuations in the future. The fluctuations or periods of relative stability in the euro/U.S. dollar exchange rate that have occurred in the past are not necessarily indicative of fluctuations or periods of relative stability in that rate that may occur over the term of the Reset PERQs.

                                 The spot exchange rates between the euro and U.S. dollar are at any moment a result of the supply of and demand for the currencies being compared, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses of deficits in European Monetary Union and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the participating member states of the European Union, the United States and other jurisdictions important to international trade and finance.

Use of Proceeds and Hedging...   The net proceeds we receive from the sale of
                                 the Reset PERQS will be used for general corporate purposes and, in part, by us or by one or more of our subsidiaries in connection with hedging our obligations under the Reset
                                 PERQS. See also "Use of Proceeds" in the accompanying prospectus.

                                 On the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Reset PERQS by taking positions in Nokia ADRs and other instruments. Purchase activity could have potentially increased the price of Nokia ADRs, and therefore effectively have increased the level to which Nokia ADRs must rise before you would receive at maturity an amount of Nokia ADRs worth as much as or more than the principal amount of the Reset PERQS. Through our subsidiaries, we are likely to modify our hedge position throughout the life of the Reset PERQS, including on the First Year Determination Date, by purchasing and selling Nokia ADRs, option contracts on Nokia ADRs listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activity. Although we have no reason to believe that our hedging activity had or will have a material impact on the price of Nokia ADRs, we cannot give any assurance that we did not, or in the future will not, affect such price as a result of our hedging activities.

Supplemental Information
Concerning Plan of
Distribution..................   The Agent proposes initially to offer the
                                 Reset PERQS directly to the public at the public offering price set forth on the cover page hereof plus accrued interest, if any, from the Original Issue Date; provided that the price will be $7.8676875 per Reset PERQS and the underwriting discounts and commissions will be $.0001875 per Reset PERQS for purchasers of greater than or equal to 100,000
                                 Reset PERQS in any single transaction, subject to the holding period requirements described below.

                                 Delivery of approximately 98.50% of the Reset PERQS to a purchaser of 100,000 or more Reset PERQS at the reduced price (the "Delivered Reset PERQS") will be made on the date of delivery of the Reset PERQS referred to on the cover of this pricing supplement. The balance of approximately 1.50% of the Reset PERQS (the "Escrowed Reset PERQS") purchased by each such investor will be held in escrow at MS & Co. for the benefit of the investor and delivered to such investor if the investor and any accounts in which the investor may have deposited any of its Delivered Reset PERQS have held all of the Delivered Reset PERQS for 45 calendar days following the date of the pricing supplement or any shorter period deemed appropriate by the Agent. If an investor or any account in which the investor has deposited any of its Delivered Reset PERQS fails to satisfy the holding period requirement, as determined by the Agent, all of the investor's Escrowed Reset PERQS will be forfeited by the investor and not delivered to it. The Escrowed Reset PERQS will instead be delivered to the Agent for sale to investors. This forfeiture will have the effect of increasing the purchase price per Reset PERQS for such investors to 100% of the principal amount of the Reset PERQS. Should investors who are subject to the holding period requirement sell their Reset PERQS once the holding period is no longer applicable, the market price of the Reset PERQS may be adversely affected. See also "Plan of Distribution" in the accompanying prospectus supplement.

                                 In order to facilitate the offering of the Reset PERQS, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Reset PERQS or Nokia ADRs. Specifically, the Agent may sell more Reset PERQS than it is obligated to purchase in connection with the offering or may sell Nokia ADRs it does not own, creating a naked short position in the Reset PERQS or Nokia ADRs, respectively, for its own account. The Agent must close out any naked short position by purchasing the Reset PERQS or Nokia ADRs in the open market. A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Reset PERQS or Nokia ADRs in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, Reset PERQS or Nokia ADRs in the open market to stabilize the price of the Reset PERQS. Any of these activities may raise or maintain the market price of the Reset PERQS above independent market levels or prevent or retard a decline in the market price of the Reset PERQS. The Agent is not required to engage in these activities, and may end any of these activities at any time. See "Use of Proceeds and Hedging" above.

ERISA Matters for Pension
Plans and Insurance
Companies.....................   Each fiduciary of a pension, profit-sharing
                                 or other employee benefit plan subject to the Employee Retirement Income Security Act of
                                 1974, as amended ("ERISA") (a "Plan"), should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the Reset PERQS. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

                                 In addition, we and certain of our
                                 subsidiaries and affiliates, including MS &
                                 Co. and Dean Witter Reynolds Inc. ("DWR"), are each to be considered a "party in interest" within the meaning of ERISA, or a "disqualified person" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") with respect to many Plans. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Reset PERQS are acquired by or with the assets of a Plan with respect to which MS & Co., DWR or any of their affiliates is a service provider, unless the Reset PERQS are acquired pursuant to an exemption from the "prohibited transaction" rules. A violation of these "prohibited transaction" rules may result in an excise tax or other liabilities under ERISA and/or
                                 Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

                                 The U.S. Department of Labor has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Reset PERQS. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

                                 Because we are considered a party in interest with respect to many Plans, the Reset PERQS may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38,
                                 90-1 or 84-14 or such purchase and holding is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, or holder of the Reset PERQS will be deemed to have represented, in its corporate and fiduciary capacity, by its purchase and holding thereof that it either
                                 (a) is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with "plan assets" of any Plan or (b) is eligible for exemptive relief or such purchase or holding is not prohibited by ERISA or Section 4975 of the Code.

                                 Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. In addition to considering the consequences of holding the Reset PERQS, employee benefit plans subject to ERISA (or insurance companies deemed to be investing ERISA plan assets) purchasing the Reset PERQS should also consider the possible implications of owning the Nokia ADRs. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Reset PERQS on behalf of or with "plan assets" of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14.

                                 Purchasers of the Reset PERQS have exclusive responsibility for ensuring that their purchase and holding of the Reset PERQS and the Nokia ADRs do not violate the prohibited transaction rules of ERISA or the Code.

United States Federal Income
Taxation......................   The following summary is based on the
                                 advice of Davis Polk & Wardwell, our special tax counsel ("Tax Counsel"), and is a general discussion of the principal potential U.S.
                                 federal income tax consequences to initial holders of the Reset PERQS purchasing the Reset PERQS at the Issue Price, who will hold the Reset PERQS as capital assets within the meaning of Section 1221 of the Code. This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury
                                 Regulations, changes to any of which
                                 subsequent to the date of this pricing
                                 supplement may affect the tax consequences described herein. This summary does not address all aspects of the U.S. federal income taxation that may be relevant to a particular holder in light of its individual circumstances or to certain types of holders subject to special treatment under the U.S.
                                 federal income tax laws (e.g., certain
                                 financial institutions, tax-exempt
                                 organizations, dealers in options or
                                 securities, or persons who hold a Reset PERQS as a part of a hedging transaction, straddle, conversion or other integrated transaction).
                                 As the law applicable to the U.S. federal income taxation of instruments such as the Reset PERQS is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

                                 General

                                 Pursuant to the terms of the Reset PERQS, we and every holder of a Reset PERQS agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Reset PERQS for all tax purposes as an investment unit consisting of the following components (the "Components"):
                                 (i) a contract (the "Forward Contract") that requires the holder of the Reset PERQS to purchase, and us to sell, for an amount equal to $7.9875 (the "Forward Price"), Nokia ADRs at maturity (or, alternatively, upon an earlier redemption of the Reset PERQS), and
                                 (ii) a deposit with us of a fixed amount of cash, equal to the Issue Price, to secure the holder's obligation to purchase Nokia ADRs (the "Deposit"), which Deposit bears an annual yield of 5.869% per annum, which yield is based on our cost of borrowing. Under this characterization, it is possible that less than the full quarterly payments on the Reset PERQS will be attributable to the yield on the Deposit. Accordingly, the excess of the quarterly payments on the Reset PERQS over the portion of those payments attributable to the yield on the Deposit will represent payments attributable to the holders' entry into the Forward Contract (the "Contract Fees"). Furthermore, based on our determination of the relative fair market values of the Components at the time of issuance of the Reset PERQS, we will allocate 100% of the Issue Price of the Reset PERQS to the Deposit and none to the Forward Contract. Our allocation of the Issue Price among the Components will be binding on a holder of the Reset PERQS, unless such holder timely and explicitly discloses to the IRS that its allocation is different from ours. The treatment of the Reset PERQS described above and our allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Reset PERQS or instruments similar to the Reset PERQS for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Reset PERQS. Due to the absence of authorities that directly address instruments that are similar to the Reset PERQS, Tax Counsel is unable to render an opinion as to the proper U.S. federal income tax characterization of the Reset PERQS. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Reset PERQS are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described herein.
                                 Accordingly, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Reset PERQS (including alternative characterizations of the Reset PERQS) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment and the allocation described above.

                                 U.S. Holders

                                 As used herein, the term "U.S. Holder" means an owner of a Reset PERQS that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

                                 Tax Treatment of the Reset PERQS

                                 Assuming the characterization of the Reset
                                 PERQS and the allocation of the Issue Price as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

                                 Quarterly Payments on the Reset PERQS. To the extent attributable to the yield on the Deposit, quarterly payments on the Reset PERQS will generally be taxable to a U.S. Holder as ordinary income at the time accrued or received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. As discussed above, any excess of the quarterly payments over the portion thereof attributable to the yield on the Deposit will be treated as Contract Fees. Although the federal income tax treatment of Contract Fees is uncertain, we intend to take the position that any Contract Fees with respect to the Reset PERQS constitute taxable income to a U.S. Holder at the time accrued or received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

                                 Tax Basis. Based on our determination set forth above, the U.S. Holder's tax basis in the Forward Contract will be zero, and the U.S. Holder's tax basis in the Deposit will be 100% of the Issue Price. The U.S. Holder's tax basis in the Deposit will be subsequently increased by any OID accrued with respect thereto.

                                 Settlement of the Forward Contract. Upon the maturity of the Forward Contract, a U.S. Holder would, pursuant to the Forward Contract, be deemed to have applied the Forward Price toward the purchase of Nokia ADRs, and a U.S. Holder would not recognize any gain or loss with respect to any Nokia ADRs received thereon. However, as stated above, any de minimis OID on the Deposit that the holder has not previously included in income will be taxable to the holder at the maturity of the Deposit and the concurrent settlement of the Forward Contract. With respect to any cash received upon maturity, a U.S. Holder would recognize gain or loss. The amount of such gain or loss would be the extent to which the amount of such cash received differs from the pro rata portion of the Forward Price allocable to the cash. Any such gain or loss would generally be capital gain or loss, as the case may be.

                                 With respect to any Nokia ADRs received upon maturity, the U.S. Holder would have an adjusted tax basis in such Nokia ADRs equal to the pro rata portion of the Forward Price allocable thereto. The allocation of the Forward Price between cash and Nokia ADRs should be based on the amount of the cash received and the relative fair market value, as of the maturity, of Nokia ADRs. U.S. Holders should note that the holding period of any Nokia ADRs received would start on the day after the maturity of the Reset PERQS.

                                 U.S. Holders should note that while any
                                 accrued but unpaid interest on the Deposit and any Contract Fees would be taxable as ordinary income, any gain or loss recognized upon the final settlement of the Forward Contract generally would be capital gain or loss. The distinction between capital gain or loss and ordinary gain or loss is potentially significant in several respects. For example, limitations apply to a U.S. Holder's ability to offset capital losses against ordinary income, and certain U.S. Holders may be subject to lower U.S. federal income tax rates with respect to long-term capital gain than with respect to ordinary gain. U.S. Holders should consult their tax advisors with respect to the treatment of capital gain or loss on a Reset PERQS.

                                 Sale or Exchange of the Reset PERQS. Upon a sale or exchange of a Reset PERQS prior to the maturity of the Reset PERQS, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange and such U.S. Holder's tax basis in the Reset PERQS so sold or exchanged. Any such gain or loss would generally be capital gain or loss, as the case may be. Such U.S. Holder's tax basis in the Reset PERQS would generally equal the U.S. Holder's tax basis in the Deposit. For these purposes, the amount realized does not include any amount attributable to accrued but unpaid interest payments on the Deposit, which would be taxed as described under "--Quarterly Payments on the Reset PERQS" above. It is uncertain whether the amount realized includes any amount attributable to accrued but unpaid Contract Fees. U.S. Holders should consult their tax advisors regarding the treatment of accrued but unpaid Contract Fees upon the sale or exchange of a Reset PERQS.

                                 Possible Alternative Tax Treatments of an
                                 Investment in the Reset PERQS

                                 Due to the absence of authorities that
                                 directly address the proper characterization of the Reset PERQS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Reset PERQS under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

                                 If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Reset PERQS, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as original issue discount income, subject to adjustments, at a "comparable yield" on the Issue Price. In addition, a U.S. Holder would recognize income upon maturity of the Reset PERQS to the extent that the value of Nokia ADRs and cash (if any) received exceeds the adjusted issue price. Furthermore, any gain realized with respect to the Reset PERQS would generally be treated as ordinary income.

                                 Even if the Contingent Payment Regulations do not apply to the Reset PERQS, other alternative federal income tax characterizations or treatments of the Reset PERQS are also possible, and if applied could also affect the timing and the character of the income or loss with respect to the Reset PERQS. It is possible, for example, that a Reset PERQS could be treated as constituting a prepaid forward contract. Other alternative characterizations are also possible. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Reset PERQS.

                                 Constructive Ownership

                                 Section 1260 of the Code treats a taxpayer owning certain types of derivative positions in property as having "constructive ownership" in that property, with the result that all or a portion of the long term capital gain recognized or deemed to be recognized (as described below) by such taxpayer with respect to the derivative position would be recharacterized as ordinary income. Although
                                 Section 1260 in its current form does not apply to the Reset PERQS, Section 1260 authorizes the Treasury Department to promulgate regulations (possibly with retroactive effect) to expand the application of the "constructive ownership" regime. There is no assurance that the Treasury Department will not promulgate regulations to apply the regime to the Reset PERQS. If Section 1260 were to apply to the

                                 Reset PERQS, the effect on a U.S. Holder would be to treat all or a portion of the long term capital gain (if any) recognized by such U.S. Holder on sale or maturity of a Reset PERQS as ordinary income, but only to the extent such long term capital gain exceeds the long term capital gain that would have been recognized by such U.S. Holder if the U.S. Holder had acquired the underlying stock itself on the issue date of the Reset PERQS and disposed of the underlying stock upon disposition (including retirement) of the Reset PERQS.
                                 Section 1260, if applicable, would require a U.S. Holder that receives shares of Nokia ADRs at maturity to recognize as ordinary income the amount that would have been treated as ordinary income according to the rule described in the preceding sentence, if the U.S. Holder had sold the Reset PERQS at maturity for fair market value. In addition,
                                 Section 1260 would impose an interest charge on the gain (or deemed gain) that was recharacterized on the sale or maturity of the Reset PERQS.

                                 Backup Withholding and Information Reporting

                                 A U.S. Holder of a Reset PERQS may be subject to information reporting and to backup withholding at a rate of 31 percent of the amounts paid to the U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

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                       MORGAN STANLEY DEAN WITTER & CO.